SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

KEYNOTE SYSTEMS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

493308 10 0

(CUSIP Number of Class of Securities)

John Flavio

Chief Financial Officer

Keynote Systems, Inc.

777 Mariners Island Boulevard

San Mateo, California 94404

(650) 403-2400

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Matthew P. Quilter, Esq.

Jeffrey R. Vetter, Esq.

Cynthia E. Garabedian, Esq.

Fenwick & West, LLP

801 California Street

Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$71,250,000(1)	$5,765(2)

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 7,500,000 shares of common stock at the tender offer price of $9.50 per share.
(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  __________________

Form or Registration No.:  __________________

Filing Party:  _____________________________

Date Filed:  ______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) to Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Keynote Systems, Inc., a Delaware corporation (“Keynote”), in connection with its offer to purchase 7,500,000 shares of its common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, at a price of $9.50 per share, net to the seller in cash, without interest. Keynote’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2003 (the “Offer to Purchase”) and in the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the offer. This Amendment No. 1 amends and supplements the Schedule TO filed by Keynote on March 24, 2003, as set forth below. This Amendment No. 1 and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 4.    Terms of the Transaction.

(i)    Item 4 of the Schedule TO and Section 1 of the Offer to Purchase (“Number of Shares; Proration”) are hereby amended and supplemented as follows. On Page 1 of the Offer to Purchase, the first sentence of the last paragraph is deleted in its entirety and is replaced with the following sentences:

Proration. The term “proration period” refers to the period of time during which shares may be tendered and withdrawn in the offer. The proration period will end on the expiration date. On the expiration date (and, accordingly, the completion of the proration period), upon the terms and subject to the conditions of the offer, if more than 7,500,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been properly tendered and are not properly withdrawn, we will purchase such properly tendered shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

(ii)    Item 4 of the Schedule TO and Section 6 of the Offer to Purchase (“Conditions of the Offer”) are hereby amended and supplemented as follows. On Page 10 of the Offer to Purchase, the eighth bulleted clause is deleted in its entirety and is replaced with the following bulleted clause:

•	the commencement of a war, armed hostilities or other international or national calamity or crisis, including, in our reasonable judgment, the occurrence of any material act or acts of terrorism, directly or indirectly involving the United States or any of its territories, in which case we shall promptly inform our stockholders whether we will waive the condition or terminate the offer;

On Page 10 of the Offer to Purchase, the tenth bulleted clause is deleted in its entirety and is replaced with the following bulleted clause:

•	in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof, in which case we shall promptly inform our stockholders whether we will waive the condition or terminate the offer; or

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated March 24, 2003.(1)

(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(a)(1)(C)	Notice of Guaranteed Delivery.(1)

(a)(1)(D)	Letter to Keynote Stockholders dated March 24, 2003.(1)

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2003.(1)

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2003.(1)

(a)(1)(G)	Letter to Participants in Keynote’s 1999 Employee Stock Purchase Plan dated March 24, 2003.(1)

(a)(1)(H)	Frequently Asked Questions for Employees Holding Shares Through E*Trade OptionsLink dated April 3, 2003.

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Press release issued by Keynote on March 12, 2003.(2)

(a)(5)(B)	Press release issued by Keynote on March 24, 2003.(1)

(b)	Not applicable.

(d)(A)	1999 Equity Incentive Plan and related forms of stock option agreement and stock option exercise agreement.(3)

(d)(B)	1999 Employee Stock Purchase Plan and related and related forms of enrollment form, subscription agreement, notice of withdrawal and notice of suspension.(4)

(d)(C)	Employment Agreement between Keynote and Umang Gupta dated December 9, 1997.(5)

(d)(D)	Amendment Agreement between Keynote and Umang Gupta dated November 12, 2001.(6)

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed on Schedule TO on March 24, 2003.
(2)	Previously filed on Schedule TO on March 12, 2003.
(3)	Previously filed as Exhibit 10.04 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(4)	Previously filed as Exhibit 10.05 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(5)	Previously filed as Exhibit 10.08 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781) filed with the Securities and Exchange Commission on July 13, 1999.
(6)	Previously filed as Exhibit 10.01 to Keynote’s Quarterly Report on Form 10-Q (File No. 000-27241) filed with the Securities and Exchange Commission on February 14, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYNOTE SYSTEMS, INC.

Date: April 3, 2003	By:	/s/ JOHN J. FLAVIO
	Name:	John J. Flavio
	Title:	Senior Vice President of Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 24, 2003.(1)

(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(a)(1)(C)	Notice of Guaranteed Delivery.(1)

(a)(1)(D)	Letter to Keynote Stockholders dated March 24, 2003.(1)

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2003.(1)

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 24, 2003.(1)

(a)(1)(G)	Letter to Participants in Keynote’s 1999 Employee Stock Purchase Plan dated March 24, 2003.(1)

(a)(1)(H)	Frequently Asked Questions for Employees Holding Shares Through E*Trade OptionsLink dated April 3, 2003.

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Press release issued by Keynote on March 12, 2003.(2)

(a)(5)(B)	Press release issued by Keynote on March 24, 2003.(1)

(b)	Not applicable.

(d)(A)	1999 Equity Incentive Plan and related forms of stock option agreement and stock option exercise agreement.(3)

(d)(B)	1999 Employee Stock Purchase Plan and related and related forms of enrollment form, subscription agreement, notice of withdrawal and notice of suspension.(4)

(d)(C)	Employment Agreement between Keynote and Umang Gupta dated December 9, 1997.(5)

(d)(D)	Amendment Agreement between Keynote and Umang Gupta dated November 12, 2001.(6)

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed on Schedule TO on March 24, 2003.
(2)	Previously filed on Schedule TO on March 12, 2003.
(3)	Previously filed as Exhibit 10.04 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(4)	Previously filed as Exhibit 10.05 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(5)	Previously filed as Exhibit 10.08 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781) filed with the Securities and Exchange Commission on July 13, 1999.
(6)	Previously filed as Exhibit 10.01 to Keynote’s Quarterly Report on Form 10-Q (File No. 000-27241) filed with the Securities and Exchange Commission on February 14, 2002.